

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

May 10, 2010

Timothy S. Jenks
Chief Executive Officer
NeoPhotonics Corporation
2911 Zanker Road
San Jose, California 95134

> **Re: NeoPhotonics Corporation**
> **Registration Statement on Form S-1**
> **Filed on April 15, 2010**
> **File No. 333-166096**

Dear Mr. Jenks:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1.   Please be advised that you should include the price range, the size of the offering, information regarding the selling shareholders and all other required information in an amendment to your Form S-1 prior to any distribution of preliminary prospectuses so that we may complete our review. Note that we may have additional comments once you have provided this disclosure. Therefore, please allow us sufficient time to review your complete disclosure prior to any distribution of preliminary prospectuses.

Refer to Items 501(b)(2) and 501(b)(3) of Regulation S-K and Rule 430A of Regulation C.

2.   As soon as practicable, please furnish to us a statement as to whether or not the amount of compensation to be allowed or paid to the underwriter(s) has been cleared with FINRA. Prior to the effectiveness of this registration statement, please provide us with a copy of the letter or a call from FINRA informing us that FINRA has no additional concerns.

Prospectus Summary, page 1

3.   We note your statement on page 1 that you are "a leading designer and manufacturer of photonic integrated circuit, or PIC, based modules and subsystems for bandwidth-intensive, high-speed communications networks." In your response letter, please provide us with support for this and other statements in the summary and elsewhere in the prospectus regarding your market position, size, and growth rate of the optical network market. We note the disclosure at the bottom of page 44 but it is not clear the extent to which the materials referenced are used in support of all the statements made in your prospectus. Provide us with copies of any materials that you cite or upon which you rely. Highlight the specific portions that you are relying upon so that we can reference them easily. To the extent that you do not have independent support for your statements, please characterize them as your beliefs and disclose the bases for these beliefs. In addition, if any of these reports have been prepared specifically for this filing, file a consent from the party.

The Offering, page 6

4.   We note your disclosure on this page and page 45 that you may use a portion of the net proceeds for repayment of outstanding indebtedness, which currently has interest rates ranging from 4.25% to 5.31% and maturity dates ranging from May 2010 to December 2010. Please revise these references to disclose the amount currently outstanding and revise your discussion of liquidity accordingly.

Summary consolidated financial data, page 8

5.   Revise your pro forma per share calculation to also give effect to the reverse stock split that you intend to effect prior to the completion of your offering or advise us. In addition, it appears you should make similar revisions to the calculation of pro forma per share data disclosed elsewhere within your filing.

Non-GAAP financial measures, page 10

6.   It appears you calculate Non-GAAP net income (loss) by deducting certain non-GAAP adjustments that are on a gross of tax basis from Net loss attributable to NeoPhotonics Corporation, which is a net of tax amount. If so, you should revise your calculation to include the tax effects of your adjustments. You may disclose the tax effect of each adjustment parenthetically or in a footnote to the reconciliation. Alternatively, you can present the tax effect as one line item in the reconciliation. For further guidance please refer to Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations of the rules and regulations on the use of non-GAAP financial measures.

Risk Factors, page 12

"We are dependent on Huawei Technologies…" page 14

7.   We note your disclosure on page 95 that Huawei Technologies accounted for 16.1%, 33.9% and 52.9%, respectively, of your total revenue in 2007, 2008 and 2009. Please advise whether the increasing amount of revenue attributable to this relationship is a trend, and if so, revise this risk factor discussion to reflect such trend.

Our subsidiaries in China are subject to restrictions on dividend payments, on making other payments to us or any other affiliated company, and on borrowing or allocating tax losses among our subsidiaries, page 32

8.   In light of the capital outflow policies in China that may restrict the ability of your PRC subsidiaries from paying dividends described in this Risk Factor, it appears you should provide condensed financial information of the registrant pursuant to 5-04 of Regulation S-X. It appears it may also be necessary for you to provide the disclosures required pursuant to 4-08(e) of Regulation S-X. Please revise accordingly or advise us.

Dividend Policy, page 45

9.   It appears, based on your discussion of dividends on page F-31, that your preferred stock are entitled to annual and/or otherwise preferential dividends over your common stock. Please clarify whether, to date, any dividends have been declared, accrued, paid or otherwise earned by your preferred shareholders and include such information in your dividend policy disclosure on page 45.

Management, page 104

10.   Please revise to comply with Item 401(e)(1) of Regulation S-K. Your disclosure lists
       the professional background of each of your directors. The new requirements of Item
       401(e)(1) require a description of the specific experience, qualifications, attributes
       and skills that led to the conclusion that the person should serve as a director in light
       of your company's business and structure. Please revise to include this expanded
       disclosure on a director-by-director basis.

Executive Compensation, page 128

11.   We note that you have not included any disclosure in response to Item 402(s) of
       Regulation S-K. Please advise us of the basis for your conclusion that disclosure is
       not necessary and describe the process you undertook to reach that conclusion.

Underwriting, page 173

12.   We note that Morgan Keegan & Company, Inc. is one of the underwriters for your
       offering. Please advise us whether you have considered the materiality of the
       following legal proceedings against Morgan Keegan & Company, Inc. and their
       potential impact on Morgan Keegan's ability to carry out its obligations as an
       underwriter:

       •   SEC Division of Enforcement matter: In the Matter of Morgan Asset
           Management, Inc., Morgan Keegan & Company, Inc., James C. Kelsoe, Jr.,
           and Joseph Thompson Weller, CPA, as described in the SEC News Digest,
           Issue 2010-62, April 7, 2010.[1]

       •   Financial Industry Regulatory Authority (FINRA) complaint: Morgan
           Keegan & Company, Inc. Action, announced in a news release dated April 7,
           2010.[2]

       •   Administrative proceeding by the states of Alabama, Kentucky, Mississippi
           and South Carolina: In the Matter of Morgan Asset Management, Inc. et. al.,
           Joint Administrative Proceeding, File Nos. SC-2010-0016 (Alabama), 2010-
           AH-021 (Kentucky), S-08-0050 (Mississippi) and 08011 (South Carolina).[3]

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[1] Available on the SEC's website at http://www.sec.gov/news/digest/2010/dig040710.htm.

[2] Available on FINRA's website at http://www.finra.org/Newsroom/NewsReleases/2010/P121250.

[3] Available on various state websites such as at http://www.kfi.ky.gov/public/morgankeegan.htm.

Unaudited pro forma equity, page F-10

13.   It appears that the conversion of your Series X preferred shares upon the
        consummation of the offering will result in the recognition of a beneficial conversion
        feature. Please tell us how you intend to account for and discuss here and elsewhere
        in your filing where the conversion terms of your Series X preferred shares are
        disclosed, the impact of the conversion terms to your financial statements.

Revenue Recognition, page F-13

14.   We note that the company recognizes revenue on sales to distributors at the time of
        shipment or delivery as opposed to when the sale is made to the final end-user.
        Please explain to us, in detail, how the company determined that recognition of
        revenue is appropriate prior to final sale to end-user. Describe your distributors rights
        of return, your historical return experience over the last four quarters and the last five
        years, as well as your consideration of the conditions laid out in paragraphs 25-1
        through 25-4 of ASC 605-15-25.

11. Equity incentive programs, page F-34

15.   Please refer to the table on page F-36 that reports the fair value of your common stock
        as being $0.17 on each of the three option grant dates from February to August of
        2009. Please confirm to us how you valued your common stock on each of the option
        grant dates in 2009 and at December 31, 2009, and whether the valuations were
        contemporaneous. Include in your response your consideration of the $1.00 implied
        value of common stock based on the conversion of the Series X preferred stock issued
        during December 2009 at $100 per share.

        As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to expedite
our review. Please furnish a cover letter with your amendment that keys your responses to
our comments and provides any requested information. Detailed cover letters greatly
facilitate our review. Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under the
Securities Act of 1933 and that they have provided all information investors require for an
informed investment decision. Since the company and its management are in possession of
all facts relating to a company's disclosure, they are responsible for the accuracy and
adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Kenya Wright Gumbs, Staff Accountant, at (202) 551-3373 or Robert S. Littlepage Jr., Accountant Branch Chief, at (202) 551-3361 if you have questions regarding comments on the financial statements and related matters. Please contact John Zitko, Attorney-Advisor, at (202) 551-3399, or me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director

cc: John H. Sellers, Esq.
        Cooley Godward Kronish LLP
        Facsimile to (650) 403-4560